CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, September 18, 2003

CAMBIOR TO JOIN S&P/TSX CANADIAN INDICES

Cambior is pleased to announce that it will be included in the S&P/TSX Composite Index and the following sub-indices: the S&P/TSX SmallCap Index, S&P/TSX Capped Materials Index and S&P/TSX Capped Gold Index, effective after the close of markets on Friday, September 19, 2003. Inclusion in the indices is a result of the Quarterly S&P/TSX Composite Index Review by Standard & Poor's Canadian Index Operations and is mainly due to the increase in the Company's market capitalization following the share issue completed on August 12, 2003, and the excellent performance of the Company's share price since the beginning of the year.

"We are very pleased to be reintroduced to the gold index. This inclusion will benefit all shareholders as the liquidity of the Company's shares should increase" commented Mr. Louis P. Gignac, President and CEO of Cambior.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants trade on the TSX.

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For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2003-35